ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

February 24, 2012

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed October 28, 2011 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2011, as amended to date (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated November 8, 2011. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain disclosures for the year ended December 31, 2011 and include certain other disclosures.

United States Securities and Exchange Commission

February 24, 2012

Graphics

1. We note your response to prior comment 1. Please revise your graphics in the front and back of your prospectus to remove depictions of any products from which you do not derive a material amount of revenue or indicate with equally prominent disclosure that you do not currently derive a material amount of your revenues from those products.

In response to the Staff’s comment, the Company has revised the artwork on the front cover of the prospectus to remove depictions of any products from which the Company does not derive a material amount of revenue. The pictures in the three rings on the front cover of the Amendment depict various components of our advanced metering solution (from left to right): (1) our communications module, which is a wireless network interface card that is embedded into third-party meters; (2) our access point, which links devices in the neighborhood area network to a utility’s back office or data center; and (3) our network operating center where we manage the UtilityIQ application. In addition, on the back cover of the prospectus, the Company has added an equally prominent disclosure regarding the products from which the Company does not derive a material amount of revenue.

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United States Securities and Exchange Commission

February 24, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

Enclosures

cc:	Scott A. Lang, Chief Executive Officer
Michael A. Dillon, Esq., General Counsel
David B. Leeb, Esq., Associate General Counsel
Silver Spring Networks, Inc.

Michael A. Brown, Esq.

Fenwick & West LLP

Guy Wanger

Ernst & Young LLP

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP